Exhibit 99.1

QYOU USA Launches QYOU Studios To Support Rapid Growth Trajectory

Lexi St. John Named VP and General Manager QYOU Studios

Ms. St. John Recently Recognized by Cynopsis Media Awards As One of the Top Women In Media in 2022

LOS ANGELES and TORONTO, July 26, 2022 /CNW/ - QYOU Media Inc. (TSXV: QYOU) (OTCQB: QYOUF) has announced that QYOU USA, its award winning and rapidly expanding Social Media and Influencer Marketing business unit, is officially launching QYOU Studios, a creative production enterprise designed to offer brands and marketing partners more robust and complete production capabilities to promote their products on TikTok, Instagram and other major social media platforms. QYOU USA has been delivering an increasing level of creative development and customized production capabilities for its clients as these leading social video platforms grow their importance as mainstream advertising and transactional outlets for major brands. The official launch of QYOU Studios initiates a more formalized in-house unit to accelerate this growth and expand the depth of brand offerings.

Throughout 2022 QYOU USA has continued to expand its new client list while significantly increasing revenues. During the first two quarters of 2022, QYOU USA delivered creative campaigns that were associated with seven number one movies from three different major studios, two franchise video game launches and a unique social campaign for a major automotive brand. The business unit is on pace to break all previous quarterly and annual revenue records and has established its most robust and active pipeline of business since inception. This growth has occurred hand in hand with TikTok becoming one of the most important platforms to deliver marketing messages to young audiences.

"We are thrilled to be experiencing the kind of accelerated growth that we set the foundation for last year, commented Glenn Ginsburg, President of QYOU USA. Lexi and the creative team have continued to break new ground with campaigns that deliver huge numbers of views, compelling engagement metrics and content that resonates for short form video audiences. We have built a growing list of repeat clients and it was clear that our creative team and their efforts made the formalization of QYOU Studios an important next step in continuing to be sought after based upon our leading reputation for world class creativity".

Lexi St. John added, " It is a great honor to be part of the exciting growth story of QYOU USA. We have a superb group of creative and energetic people in the company who want to lead the way with breakthrough content and campaigns. We are establishing ourselves as a go to partner for brands looking to make an impact on social video platforms with content that is engaging and fun. And of course being recognized by Cynopsis as one of the Top Women in Media in 2022 was frosting on the cake!"

About QYOU Media

QYOU Media operates in India and the United States producing and distributing content created by social media and digital content stars and creators. In India, via our flagship brand, The Q and the recently launched Q Marathi and Q Kahaniyan and Q Comedistaan, we curate, produce and distribute premium content including television networks and VOD for cable and satellite television, OTT, mobile phones, smart TV's and app based platforms. Our India based influencer marketing division, Chtrbox, is among India's leading influencer marketing platforms connecting brands and social media influencers. In the United States, we create and manage influencer marketing campaigns for major film studios, game publishers and premium brands. Founded and created by industry veterans from Lionsgate, MTV, Disney and Sony, QYOU Media's millennial and Gen Z-focused content reaches more than one billion consumers around the world every month. Experience our work at www.qyoumedia.com, www.theqyou.com, www.theq.tv and www.chtrbox.com

Join our shareholder chat group on Telegram: http://t.me/QYOUMedia

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE QYOU Media Inc.

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%SEDAR: 00010753E

For further information: Contact shareholder@qyoutv.com or Nicole Kotyk at 437-992-4814.

CO: QYOU Media Inc.

CNW 08:10e 26-JUL-22